Mail Stop 6010

      December 12, 2005

Michael S. Smith
Chief Executive Officer
Infinite Group, Inc.
595 Blossom Road, Suite 309
Rochester, New York 14610

      Re: 	Infinite Group, Inc.
      Preliminary Proxy Materials
      Filed November 22, 2005
      File No. 0-21816

Dear Mr. Smith:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3, page 12
1. Please expand this section to indicate, as of the most recent date practicable, the number of authorized shares of common stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements.
2. For each commitment to issue shares in excess of the number currently authorized, provide all disclosure required by Schedule 14A as if shareholders were being asked to approve the commitment.
See
Note A to Schedule 14A. For example, regarding the convertible notes, please disclose the:

* date the notes were issued,
* terms of the notes,
* parties involved,
* reasons for issuing the notes,
* consideration received,
* use of proceeds, and
* interest of affiliates in the transaction.

       As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 if you have questions.


      							Sincerely,



      							Russell Mancuso
      Branch Chief



??

??

??

??

Infinite Group, Inc.
December 12, 2005
Page 3